EXHIBIT 99.1

Brookfield Corporation Reports 15% Increase in Earnings

Record Fundraising Increases Deployable Capital to $210 Billion

Completed Acquisitions of Oaktree and Just Group While Continuing Share Repurchases

BROOKFIELD, NEWS, Aug. 13, 2026 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced strong financial results for the quarter ended June 30, 2026.

Nick Goodman, President of Brookfield Corporation, said, “Our business performed well in the second quarter, with continued momentum driving 15% growth in earnings per share. We were active through the first six months of the year—raising $98 billion of capital, deploying $100 billion into large-scale opportunities, and monetizing $40 billion of assets at attractive returns.”

He added, “We also advanced several strategic initiatives. We expanded our global insurance platform through the acquisition of Just Group in the U.K., completed the acquisition of Oaktree, and shareholders approved our simplification transaction. These initiatives set us up for our next phase of growth, and with over $200 billion of deployable capital we are well positioned to invest at scale in the opportunities ahead.”

Operating Results

Distributable earnings (“DE”) before realizations per share increased by 15% and 7% over the prior periods.

UNAUDITED For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2026	2025	2026	2025
Net income of consolidated business[1]	$703	$1,055	$3,710	$2,889
Net income attributable to Brookfield shareholders[2]	364	272	1,428	841

Distributable earnings before realizations[3]	1,427	1,253	5,652	5,311
— Per Brookfield share[3,4]	0.61	0.53	2.39	2.24

Distributable earnings[3]	1,548	1,385	6,172	5,865
— Per Brookfield share[3,4]	0.66	0.59	2.61	2.47

See endnotes on page 9.

Total consolidated net income was $703 million for the quarter and $3.7 billion for the last twelve months. Distributable earnings before realizations were $1.4 billion ($0.61/share) for the quarter and $5.7 billion ($2.39/share) for the last twelve months.

Asset Management delivered strong results, with fee-related earnings increasing by 20% compared to the prior year quarter. Strong fundraising across our flagship and complementary strategies, together with continued growth in credit, drove record inflows of $77 billion and increased fee-bearing capital to $672 billion at quarter end.

Wealth Solutions grew earnings by 23% compared to the prior year quarter, supported by strong organic inflows, growth in net investment income, and the first full-quarter contribution from Just Group.

Our operating businesses continued to perform well, generating resilient and stable cash flows supported by contracted, inflation-linked revenues and the long-term secular trends that continue to increase demand for their essential products and services.

During the quarter and for the last twelve months, earnings from realizations were $121 million and $520 million, with total distributable earnings for the quarter and for the last twelve months of $1.5 billion ($0.66/share) and $6.2 billion ($2.61/share), respectively.

Operating Highlights

Distributable earnings before realizations were $1.4 billion ($0.61/share) for the quarter and $5.7 billion ($2.39/share) for the last twelve months, representing an increase of 15% and 7% on a per share basis over the prior periods. Total distributable earnings were $1.5 billion ($0.66/share) for the quarter and $6.2 billion ($2.61/share) for the last twelve months.

Asset Management

  DE was $740 million ($0.31/share) in the quarter and $2.9 billion ($1.24/share) for the last twelve months.
  Fundraising was a record $77 billion for the quarter. This reflected broad-based demand across our strategies from our global client base, including $5 billion from retail and wealth clients.
  We continue to see strong demand for our flagship funds in the market. The seventh vintage of our private equity flagship raised $7 billion, and the sixth vintage of our infrastructure flagship raised $9 billion. Both are on track to be the largest vintages in their respective series.
  Fee-related earnings grew by 20% compared to the prior year quarter, driven by a 19% increase in fee-bearing capital to $672 billion at quarter end.
  In July, we completed the acquisition of Oaktree, enabling us to fully integrate one of the world’s premier credit franchises into our organization and further strengthen the scale of our global credit platform.

Wealth Solutions

  DE was $480 million ($0.20/share) in the quarter and $1.8 billion ($0.75/share) for the last twelve months.
  Insurance assets increased to $191 billion, including $5 billion of annuity sales during the quarter, and the closing of the Just Group acquisition, which added $45 billion of insurance assets.
  Investment performance in our North American business remained strong. We invested over $5 billion into real asset strategies during the quarter, and $16 billion over the last twelve months, contributing to an average net investment income yield of 5.7% for the quarter.
  Disciplined underwriting in our P&C business contributed to a 99% combined ratio, lowering our effective cost of funds and supporting a gross spread of 2.2% for the quarter in our North American business, consistent with our objective of generating total returns of 15%+ on our invested equity.

Operating Businesses

  DE was $361 million ($0.15/share) in the quarter and $1.5 billion ($0.65/share) for the last twelve months.
  Cash distributions from our operating businesses were supported by the strong underlying fundamentals and resilient operating earnings of our infrastructure, energy, and private equity businesses.
  We continued to advance major partnerships, including expanding our partnership with Bloom Energy to $25 billion for behind-the-meter fuel cells for data centers, and a financing commitment from the U.S. Department of Energy for $17.5 billion to acquire long-lead equipment for large-scale Westinghouse reactors.
  Our real estate business continued to perform well, supported by strong operating fundamentals. During the quarter, we completed 6 million square feet of office and retail leasing, with office net rents 19% above expiring levels. Our super-core and core-plus portfolios ended the quarter with over 95% occupancy, reflecting sustained tenant demand for our high-quality, well-located assets.

Earnings from the monetization of mature assets were $121 million ($0.05/share) for the quarter and $520 million ($0.22/share) for the last twelve months.

  Transaction activity continued to build momentum through the first half of the year. We executed $40 billion of sales year to date, returning capital and crystallizing strong returns for our clients.
  Monetization activity included $10 billion in infrastructure and $10 billion in real estate, including the sale of One Churchill Place, a premier office tower on our estate at Canary Wharf in London, for £750 million — further demonstrating the recovery of high-quality real estate.
  We sold $7 billion of energy assets, monetized $9 billion of credit investments, and sold $4 billion of private equity businesses, including $650 million for the sale of Multiplex, our construction business.
  With an active pipeline of monetizations, we continue to advance a number of our funds closer to carried interest realization. Total accumulated unrealized carried interest was $12.5 billion at quarter end, after realizing $121 million of net carried interest into income in the quarter, and $520 million over the last twelve months.

We ended the quarter with a record $210 billion of capital available to deploy into new investments.

  Deployable capital includes $96 billion of cash, financial assets, and undrawn credit lines at the Corporation, our affiliates and our wealth solutions business, and $114 billion of uncalled private fund commitments.
  Our balance sheet is conservatively capitalized, with corporate debt at the Corporation carrying a weighted-average term of 15 years and no maturities in 2026.
  We maintained strong access to capital markets and completed $130 billion of financings across the franchise year-to-date. We enhanced our liquidity position through the issuance of C$750 million of 10-year and 30-year notes at the Corporation, underscoring strong market demand and the strength of our credit profile.
  During the quarter, we acquired $111 million of shares in the open market. Year-to-date, we repurchased approximately $580 million of BN Class A shares in the open market at an average price per share of $42.

Corporate Simplification

Shareholders approved our simplification transaction at our annual meeting on July 16. The details are included on our website, but in summary, the following is how shares will be treated based on jurisdiction of ownership:

  U.S. shareholders: no action is required and on closing you will receive New BN shares.
  U.K. shareholders: no action is required if your shares are in a non-taxable account. If you hold shares in a taxable account, you can elect to defer tax by filing an election.
  Canadian non-taxable shareholders (pension funds, RRSPs, TFSAs): no action is required and on closing you will receive New BN shares.
  Canadian taxable shareholders: if you wish to defer tax, you can elect to defer tax by filing an election.
  Shareholders in other countries: no action is required and on closing you will receive New BN shares.

Regular Dividend Declaration

The Board declared a quarterly dividend for Brookfield Corporation of $0.07 per share, payable on September 29, 2026 to shareholders of record as at the close of business on September 14, 2026. The Board also declared the regular monthly and quarterly dividends on our preferred shares.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		June 30		December 31
		2026		2025
Assets
Cash and cash equivalents		$14,885		$16,242
Other financial assets		32,519		30,033
Accounts receivable and other		48,593		46,289
Inventory		9,431		8,849
Equity accounted investments		87,682		79,881
Investment properties		84,239		85,613
Property, plant and equipment		164,923		165,992
Intangible assets		37,156		38,496
Goodwill		41,928		43,355
Deferred income tax assets		4,159		4,221
Total Assets		$525,515		$518,971

Liabilities and Equity
Corporate borrowings		$14,711		$14,301
Accounts payable and other		63,706		62,348
Non-recourse borrowings of managed entities		250,271		245,311
Subsidiary equity obligations		3,931		3,808
Deferred income tax liabilities		26,260		27,009

Equity
Non-controlling interests	$120,065		$118,308
Preferred equity	4,088		4,090
Common equity	42,483	166,636	43,796	166,194
Total Equity		166,636		166,194
Total Liabilities and Equity		$525,515		$518,971

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Revenues	$19,406	$18,083	$37,986	$36,027
Direct costs[1]	(12,228)	(11,381)	(23,735)	(22,376)
Other income and gains	375	30	448	618
Equity accounted income	723	467	2,062	986
Interest expense
– Corporate borrowings	(189)	(188)	(372)	(367)
– Non-recourse borrowings
Same-store	(4,113)	(4,065)	(8,176)	(8,047)
Acquisitions, net of dispositions[2]	(69)	—	(7)	—
Upfinancings[2]	(106)	—	(273)	—
Corporate costs	(22)	(20)	(42)	(38)
Fair value changes	(27)	797	(70)	(27)
Depreciation and amortization	(2,711)	(2,534)	(5,342)	(4,989)
Income tax	(336)	(134)	(734)	(517)
Net income	703	1,055	1,745	1,270
Net (income) loss attributable to non-controlling interests	(339)	(783)	(1,279)	(925)
Net income attributable to Brookfield shareholders	$364	$272	$466	$345

Net income per share[3], 4
Diluted	$0.14	$0.10	$0.16	$0.11
Basic	0.14	0.10	0.17	0.12
  Direct costs disclosed above exclude depreciation and amortization expense.
  Interest expense from acquisitions, net of dispositions, and upfinancings completed over the twelve months ended June 30, 2026.
  Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
  Net of preferred share dividends reflected in equity. See “Earnings Per Share” on page 7.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2026	2025	2026	2025
Asset management	$740	$650	$2,938	$2,722

Wealth solutions	480	391	1,760	1,606

BIP	94	89	366	346
BEP	121	113	470	440
BBUC	6	6	24	29
BPG	136	140	638	872
Other	4	2	49	7
Operating businesses	361	350	1,547	1,694

Corporate costs and other	(154)	(138)	(593)	(711)
Distributable earnings before realizations[1]	1,427	1,253	5,652	5,311
Realized carried interest, net	121	129	520	487
Disposition gains from principal investments	—	3	—	67
Distributable earnings[1]	$1,548	$1,385	$6,172	$5,865
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2026	2025[1]	2026	2025[1]
Net income	$703	$1,055	$3,710	$2,889
Financial statement components not included in DE:
Equity accounted fair value changes and other	1,029	1,321	3,217	3,879
Fair value changes and other	262	(652)	2,507	2,081
Depreciation and amortization	2,711	2,534	10,732	9,816
Disposition gains in net income	(5)	(163)	(1,767)	(1,352)
Deferred income taxes	55	(262)	(292)	(663)
Non-controlling interests in the above items[2]	(3,144)	(2,476)	(11,516)	(10,795)
Less: realized carried interest, net	(121)	(129)	(520)	(487)
Working capital, net	(63)	25	(419)	(57)
Distributable earnings before realizations[3]	1,427	1,253	5,652	5,311
Realized carried interest, net	121	129	520	487
Disposition gains from principal investments	—	3	—	67
Distributable earnings[2]	$1,548	$1,385	$6,172	$5,865
  Comparative period amounts have been revised to reflect returns on capital as the measurement basis for FFO from Direct Investments included within disposition gains in net income.
  DE is a non-IFRS measure proportionate to the interests of shareholders and therefore excludes items in income attributable to non-controlling interests in non-wholly owned subsidiaries.
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

EARNINGS PER SHARE

Unaudited For the periods ended June 30 (millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2026	2025	2026	2025
Net income	$703	$1,055	$3,710	$2,889
Non-controlling interests	(339)	(783)	(2,282)	(2,048)
Net income attributable to shareholders	364	272	1,428	841
Preferred share dividends[1]	(42)	(42)	(171)	(166)
Net income available to common shareholders	322	230	1,257	675
Dilutive impact of exchangeable shares of affiliate	4	3	13	12
Net income available to common shareholders including dilutive impact of exchangeable shares	$326	$233	$1,270	$687

Weighted average shares[3]	2,233.7	2,244.3	2,240.8	2,256.0
Dilutive effect of conversion of options, escrowed shares[2]and exchangeable shares of affiliate[3]	119.0	114.8	121.3	116.7
Shares and share equivalents[3]	2,352.7	2,359.1	2,362.1	2,372.7

Diluted earnings per share[3]	$0.14	$0.10	$0.54	$0.29
  Excludes dividends paid on perpetual subordinated notes of $2 million (2025 – $2 million) and $10 million (2025 – $10 million) for the three and twelve months ended June 30, 2026, which are recognized within net income attributable to non-controlling interests.
  Dilution of management share option plan and escrowed stock plan measured using the treasury stock method.
  Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months and twelve months ended June 30, 2026, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the periods ended June 30, 2026, which have been prepared using IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Distributions.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2026 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BI33fe6ec1392e4d5b96be7ae5bf3808cf. Upon registering, you will be emailed a dial-in number and a unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/54f6ymvp. For those unable to participate in the Conference Call, the telephone replay will be archived and available until August 13, 2027. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/p/54f6ymvp.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Asset Management, Wealth Solutions, and our Operating Businesses which are in infrastructure, energy, private equity, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at www.bn.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on IFRS Accounting Standards, as issued by the IASB, unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings before realizations from our asset management business and our wealth solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments. Distributable earnings from our Wealth Solutions business is calculated as net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DE from investments in associates. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of profits generated within a private fund after achieving our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains from Principal Investments are included in DE because we consider the purchase and sale of assets from our directly held investments to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE.

We use DE to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find this measure of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

Endnotes
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Reconciliation of Net Income to Distributable Earnings on page 6 and Non-IFRS and Performance Measures on page 9.
  Per share amounts have been adjusted to reflect BN’s three-for-two stock split completed on October 9, 2025.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward- looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “goal,” “intend,” “plan,” “seek,” “strive,” “will,” “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the impact of current market or economic conditions on our business, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our fundraising targets, our target growth objectives, all statements relating to the proposed combination of Brookfield Corporation and Brookfield Wealth Solutions Ltd. and the acquisition of Just Group and its expected impact on our business.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, energy and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release or such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward- looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.

No statements contained herein with respect to tax consequences are intended to be, or should be construed to be, legal or tax advice, and no representation is made with respect to tax consequences. Shareholders are urged to consult their legal and tax advisors with respect to their circumstances.

When we speak about our wealth solutions business or Brookfield Wealth Solutions, we are referring to Brookfield’s investments in this business that supported the acquisitions of its underlying operating subsidiaries.